UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at January 12, 2009

ROCKWELL DIAMONDS INC.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
Chairman

Date: January 19, 2009

* Print the name and title of the signing officer under his signature.

  Level 0, Wilds View, Isle of Houghton
Cnr. Carse O'Gowrie & Boundary Rd.
Houghton Estate, Johannesburg 2198
South Africa
Tel: 27 11 481 7200
Fax: 27 11 481 7235
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800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092

ROCKWELL OPERATIONAL UPDATE:
Restructuring Underway

January 12, 2009. Vancouver, B.C. - Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) announces an update on its operational plans for early 2009.

Further to the previous announcement that the Company would be extending the normal year-end shutdown to January 5, 2009, the Company has elected to extend this shutdown period to the end of January 2009 as a consequence of continued weakness in the diamond market. This decision follows a detailed review by Management and the Directors of the Company of the prevailing static conditions in the diamond market, cash flow projections, operational parameters and costs, and technical factors such as grade characteristics of each mining operation. Further to this review the Company is also planning to restructure its Middle Orange River operations to reduce costs and increase production and efficiencies.

The Wouterspan and Saxendrift operations are located near to each other on the Middle Orange River. A new low cost, high volume plant was successfully commissioned at Saxendrift in the latter part of 2008. Current plans are to rationalize production at the two operations, focusing on ramping up production at the new Saxendrift plant in February and suspending operations at the lower grade Wouterspan operation until such time as a new high volume, low cost, twin modular 18-foot pan plant is constructed and commissioned.

The proposed suspension of operations at Wouterspan is, unfortunately, likely to result in the reduction of staff at this operation and to this end negotiations have been initiated with the Company's employees and the National Union of Mine Workers, which is the labour organization representing the majority of the Company's employees. The longer term plan is to upgrade the Wouterspan plant as described above and to then reinitiate mining and processing. Maintenance and modifications for further cost savings (for example, replacement of the de-sanding unit at Holpan with a simple, effective low cost degrit and cyclone system) are on-going at all of the Company's other operations, which are scheduled to restart at the end of January.

President and CEO John Bristow stated "Global economic conditions have brought diamond prices under pressure. In this environment, we continue to take steps to improve operational efficiencies and maintain the competitiveness of the Company. This has included the difficult decision to reduce our workforce. Over the past twelve months the Company has successfully demonstrated flexibility and ability to rapidly adapt to challenges which have included power outages, spiraling fuel and steel costs, industrial action, and an unsolicited offer for the Company. In spite of these challenges, the Company has achieved profitability thereby setting itself apart from a number of its peers. We are addressing these new market driven challenges and acknowledge the performance of our employees in these tough times and, in particular, those likely to be affected by the restructuring."

Financial results for the period ended November 30, 2008 are expected to be published on or about January 14, 2009.  The Company will host a telephone conference call on Thursday, January 15 at 10:00 a.m. Eastern Time (7:00 a.m. Pacific; 5:00 p.m. Johannesburg) to discuss these results. The conference call may be accessed by dialing (877) 857-6173, or (719) 325-4788 internationally. A live and archived audio webcast will also be available on the Company's website at www.rockwelldiamonds.com. The conference call will be archived for later playback until midnight, Thursday January 22, 2009 and can be accessed by dialing (888) 203-1112 in Canada and the United States, or (719) 457-0820 and using the passcode 7449151. For further details on Rockwell Diamonds Inc., please visit the Company's website at www.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that each Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, and market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.